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                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 6)

                            Whitehall Jewellers, Inc.
         --------------------------------------------------------------
                                (Name of Company)

                          Common Stock, $.001 par value
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                    965063100
         --------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2280
         --------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 17, 2006
         --------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

-------------------------------                      --------------------------
CUSIP NO.      965063100                             PAGE 2 OF 9 PAGES
-------------------------------                      --------------------------


----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital Management, LP      I.R.S. ID:  73-1728931
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
                                                                        (b) [ ]
----------- -------------------------------------------------------------------
    3       SEC USE ONLY
----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                              [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- -------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- -----------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    70,940,494 shares (including 68,020,815 shares
 OWNED BY                       issuable upon conversion of notes and payable as
   EACH                         shares of interest under the notes) (see Item 5)
 REPORTING            --------- -----------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                70,940,494 shares (including 68,020,815 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            70,940,494 shares (including 68,020,815 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            66.02% (see Item 5)
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- -------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------------------                      --------------------------
CUSIP NO.      965063100                             PAGE 3 OF 9 PAGES
-------------------------------                      --------------------------


----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PWJ Lending LLC      I.R.S. ID:  02-0751960
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
                                                                        (b) [ ]
----------- -------------------------------------------------------------------
    3       SEC USE ONLY
----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                              [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- -------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- -----------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,094,346 shares of common stock (see Item 5)
 OWNED BY            --------- -----------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                      0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,094,346 shares of common stock (see Item 5)
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,094,346 shares of common stock (see Item 5)
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.95% (assuming issuance of the notes and 12.49% otherwise)
            (see Item 5)
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- -------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------------------                      --------------------------
CUSIP NO.      965063100                             PAGE 4 OF 9 PAGES
-------------------------------                      --------------------------


----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PWJ Lending LLC      I.R.S. ID:  61-149-4137
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
                                                                        (b) [ ]
----------- -------------------------------------------------------------------
    3       SEC USE ONLY
----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                              [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- -------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- -----------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    68,846,148 shares issuable upon conversion of
 OWNED BY                       notes and payable as shares of interest under
   EACH                         the notes (see Item 5)
 REPORTING            --------- -----------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER
                                0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                68,846,148 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 5)
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            68,846,148 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 5)
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            64.07% (see Item 5)
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- -------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------------------                      --------------------------
CUSIP NO.      965063100                             PAGE 5 OF 9 PAGES
-------------------------------                      --------------------------


----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Michael Zimmermann
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
                                                                        (b) [ ]
----------- -------------------------------------------------------------------
    3       SEC USE ONLY
----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                              [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- -------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- -----------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    70,940,494 shares (including 68,020,815 shares
 OWNED BY                       issuable upon conversion of notes and payable as
   EACH                         shares of interest under the notes) (see Item 5)
 REPORTING            --------- -----------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER
                                0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                70,940,494 shares (including 68,020,815 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            70,940,494 shares (including 68,020,815 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            66.02% (see Item 5)
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- -------------------------------------------------------------------

     Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "AMENDMENT NO. 6", as previously amended by Amendment No. 1 filed on October 31, 2005, Amendment No. 2 filed on December 12, 2005, Amendment No. 3 filed on December 13, 2005, Amendment No. 4 filed on January 6, 2006 and Amendment No. 5 filed on January 17, 2006) amends the Schedule 13D filed on October 13, 2005 (File Number 005-46037) ("SCHEDULE 13D"). This Amendment No. 6 is being filed by Prentice Capital Management, LP ("PRENTICE CAPITAL MANAGEMENT"), PWJ Lending LLC ("PWJ LENDING"), PWJ Funding LLC ("PWJ FUNDING") and Michael Zimmerman ("MR. ZIMMERMAN" and, together with Prentice Capital Management, PWJ Lending and PWJ Funding, the "REPORTING PERSONS") relating to the Common Stock, par value $.001 per share (the "Shares"), of Whitehall Jewellers, Inc., a Delaware corporation (the "COMPANY").

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is incorporated herein by reference to Exhibit A of Schedule 13D. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     Prentice Capital Management serves as investment manager to a number of investment funds and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the Shares reported in this Amendment No. 6. PWJ Lending and PWJ Funding are entities directly controlled by Prentice Capital Management, its manager. Mr. Zimmerman is the Managing Member of (a) Prentice Management GP, LLC the general partner of Prentice Capital Management and (b) Prentice Capital GP, LLC, the general partner of certain investment funds. As such, he may be deemed to control Prentice Capital Management and certain of the investment funds and therefore may be deemed to be the beneficial owner of the securities reported in this Amendment No. 6. Each of Mr. Zimmerman and Prentice Capital Management disclaims beneficial ownership of all of the Shares reported in this Amendment No. 6.

ITEM 4.     PURPOSE OF TRANSACTION.

     Item 4 is hereby amended to add the following supplemental information:


     On January 17, 2006, Prentice Capital Management and the Company executed an agreement (the "POSTPONEMENT AGREEMENT") providing for, among other things, the postponement of the Special Meeting previously scheduled for January 19, 2006 to Wednesday, January 25, 2006. The foregoing description of the Postponement Agreement is qualified in its entirety by reference to such Postponement Agreement, which is incorporated herein by reference as Exhibit B.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Item 6 is hereby amended to insert the following at the end thereof:


     The Postponement Agreement is incorporated by reference into this Item 6.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A Joint Filing Agreement dated October 12, 2005 (previously filed with
Schedule 13D on October 13, 2005 and incorporated by reference herein.)

Exhibit B Postponement Agreement by and between Whitehall Jewellers, Inc. and Prentice Capital Management, LP dated January 17, 2006.

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2006

PRENTICE CAPITAL MANAGEMENT, LP




By:  ________________________________________________
     Name: Michael Weiss
     Title: Chief Financial Officer


PWJ FUNDING LLC

By: Prentice Capital Management, LP, its Manager


By:  ________________________________________________
     Name: Michael Weiss
     Title: Chief Financial Officer


PWJ LENDING LLC




By:  ________________________________________________
     Name:  Jonathan Duskin
     Title: Managing Director


MICHAEL ZIMMERMAN




-----------------------------------
Michael Zimmerman

                                  EXHIBIT INDEX

Exhibit A Joint Filing Agreement dated October 12, 2005 (previously filed with
Schedule 13D on October 13, 2005 and incorporated by reference herein.)

Exhibit B Postponement Agreement by and between Whitehall Jewellers, Inc. and Prentice Capital Management, LP dated January 17, 2006.